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                                                              Exhibit 12(b)


                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                (In Millions)

                         Three Months ended
                             March 31,     Year ended December 31,

                          1994    1993  1993(*) 1992(**) 1991(***) 1990  1989
Fixed charges:
  Interest expense        $ 181   $ 201 $  755  $  788  $  758  $  799 $  654
  Rental expense             48      52    201     208     206     191    164
    Total fixed charges
       before capitalized
       interest             229     253    956     996     964     990    818
  Capitalized interest        1       1      5      17       3      -      -
    Total fixed charges     230   $ 254 $  961  $1,013  $  967  $  990 $  818

Earnings available for fixed
  charges:
  Earnings (****)         $ 256   $ 203 $ (227) $  192  $  939  $1,116 $1,136
  Less undistributed
      income in minority
      owned companies        (2)     (1)   (51)    (52)    (70)    (60)   (44)
  Add fixed charges before
      capitalized interest  229     253    956     996     964     990    818
  Total earnings available
      for fixed charges   $ 483   $ 455 $  678  $1,136  $1,833  $2,046 $1,910

Ratio of earnings to
  fixed charges (1)(2)     2.10    1.79   0.71    1.12    1.90    2.07   2.33


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Interest expense has been assigned to discontinued operations principally on the basis of the relative amount of gross assets of the discontinued operations. Xerox management believes that this allocation method is reasonable in light of the debt specifically allocated to discontinued operations. The discontinued operations consist of Xerox' real-estate development and related financing operations and its third-party financing and leasing businesses.

(22)
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                                                              Exhibit 12(b)
                                                                   (Cont'd)


(2) Xerox' ratio of earnings to fixed charges includes the effect of the Xerox' finance subsidiaries who primarily finance Xerox equipment. Financing businesses, due to their nature, traditionally operate at lower earnings to fixed charge ratio levels than do non-financial companies.

(*) In 1993, the ratio of earnings to fixed charges includes the effect of the $1,373 million before-tax ($813 million after-tax) charge incurred in connection with the restructuring provision and litigation settlement. Excluding this charge, the ratio was 2.13. 1993 Earnings were inadequate to cover fixed charges. The coverage deficiency was $238 million.

(**) In 1992, the ratio of earnings to fixed charges includes the effect of the $936 million before-tax ($778 million after-tax) charge incurred in connection with the decision to disengage from the Company's Insurance and Other Financial Services businesses. Excluding this charge, the ratio was 2.05.

(***) In 1991, the ratio of earnings to fixed charges includes the effect of the $175 million before-tax ($101 million after-tax) charge incurred in connection with the Document Processing work-force reduction announced in December 1991. Excluding this charge, the ratio was 2.08.

(****) Income before income taxes and income in minority owned companies.

(23)